SO
3/4/03

03012078

SECUR... ...EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49680

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ballpark Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Court House...
(No. and Street)

Central Islip — New York — 11722
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Boulton — 631-940-3825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenberg & Company, LLC, CPA's
(Name – *if individual, state last, first, middle name*)

500 Morris Avenue — Springfield — NJ — 07081
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Boulton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ballpark Securities, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Frank Boulton
Signature

C.E.O.
Title

Elaine Froeschl
Notary Public

ELAINE FROESCHL
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01FR4880371
QUALIFIED IN SUFFOLK COUNTY
COMMISSION EXPIRES MAY 31 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of ~~Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital~~. Member's Equity.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- n/a ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BALLPARK SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2002

I N D E X

GREENBERG
&
COMPANY
Certified Public Accountants, LLC
500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Member
BALLPARK SECURITIES, LLC

We have audited the accompanying statement of financial condition of BALLPARK SECURITIES, LLC (the "Company") (a limited liability company) as of December 31, 2002 and the related statement of operations, changes in member's equity, changes in liabilities subordinated to claims of creditors and cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of BALLPARK SECURITIES, LLC at December 31, 2002 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenberg & Company LLC
GREENBERG & COMPANY, LLC

Springfield, New Jersey
February 21, 2003

BALLPARK SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and Cash Equivalents	$ 20,991
Total Assets	$ 20,991

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued Expenses	$ 5,250
Member's Equity	15,741
Total Liabilities and Member's Equity	$ 20,991

See accompanying notes to the financial statements.

BALLPARK SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Fee Income	$ 1,000
Interest	182
	1,182
EXPENSES	
General and Administrative	13,083
(LOSS) BEFORE PROVISION FOR INCOME TAXES	(11,901)
Provision for State Income Taxes	-0-
NET (LOSS)	$(11,901)

See accompanying notes to the financial statements.

BALLPARK SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

BALANCE, BEGINNING	$ 7,642
Capital contributions	20,000
Net (loss)	(11,901)
BALANCE, END	$ 15,741

See accompanying notes to the financial statements.

BALLPARK SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (Loss)	$ (11,901)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:	
Change in Assets and Liabilities:	
Decrease (Increase) in Other Assets	280
Increase (Decrease) Accrued Expenses	1,250
Net Cash Used in Operating Activities	(10,371)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Contributions	20,000
Increase in Cash and Cash Equivalents	9,629
Cash and Cash Equivalents, Beginning	11,362
CASH AND CASH EQUIVALENTS, END	$ 20,991

Supplemental Disclosures of Cash Flow Information:	
Cash Paid During the Year for:	
State Income Taxes	$ -0-
Interest	$ -0-

See accompanying notes to financial statements.

BALLPARK SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

NONE

See accompanying notes to the financial statements.

BALLPARK SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

1. ORGANIZATION AND NATURE OF OPERATIONS

Ballpark Securities, LLC (the "Company") was formed on April 26, 2000, under the Limited Liability Company laws of the State of New York. The Company is a registered broker/dealer with the Securities & Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, as a single member limited liability company, is not a tax paying entity and, accordingly, there are no tax provisions included in these statements. The member is required to separately report the Company's income or loss to federal, state and local taxing authorities.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Other

It is management's intention to provide the Company with sufficient capital to exceed regulatory requirements.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current

indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2002, the Company had net capital of $15,741, which was $10,741 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $5,250 and its net capital ratio was .33 to 1.

4. ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities & Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities & Exchange Commission.

ACCOMPANYING INFORMATION

BALLPARK SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c 3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

AGGREGATE INDEBTEDNESS:	
Items Included in Statement of Financial Condition:	
Accrued Expenses	$ 5,250
TOTAL AGGREGATE INDEBTEDNESS	$ 5,250
NET CAPITAL:	
Member's Equity	$ 15,741
DEDUCTIONS AND/OR CHARGES:	
None	-0-
TOTAL NET CAPITAL	$ 15,741

(continued)

BALLPARK SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE I

COMPUTATION & AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (continued)

DECEMBER 31, 2002

Computation of Basic Net Capital Requirements:

Minimum Net Capital Required (6-2/3% of Aggregate Indebtedness of $5,250)	$ 350
Minimum Dollar Net Capital Requirement	$ 5,000
Net Capital Required	$ 5,000
Excess Net Capital	$10,741
*Excess Net Capital at 1,000%	$15,216
Percentage of Aggregate Indebtedness to Net Capital	33%

There were no material differences between the computations for net capital and aggregate indebtedness as computed above and the computation by the company included in the Amended Form X-17A-5 as of December 31, 2002, filed in January 2003.

*Excess Net Capital less 10% of aggregate indebtedness.

BALLPARK SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

The Company has claimed exemption from Rule 15c3-3 under the provisions of section (k(2(ii).

BALLPARK SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

State the market valuation and the number of items of:

1.	Customers' fully paid securities not in the respondent's possession or control as of December 31, 2002 (for which instructions to reduce the possession or control had been issued as of that date), but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	NONE
	Number of items	NONE
2.	Customers' fully paid securities for which instructions to reduce the possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	NONE
	Number of items	NONE

CUSTOMERS' REGULATED COMMODITY
FUTURES ACCOUNTS

NONE

BALLPARK SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE IV

RECONCILIATIONS UNDER RULE 17a5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

A. Reconciliation of computation of net capital:

1. There are no reconciling items between net capital per FOCUS Report, Part IIA, page 11, line 10 and net capital, as computed per Schedule I.

2. There are no reconciling items between aggregate indebtedness per FOCUS Report, Part IIA, page 12, line 19 and aggregate indebtdness, as computed, per Schedule I.

B. Reconciliation of determination of reserve requirements under rule 1523-3:

The Company has claimed exemption from rule 15c3-3 under the provisions of section (k)(2)(ii).

BALLPARK SECURITIES, LLC

INDEPENDENT AUDITOR'S REPORT
OF INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2002

GREENBERG
&
COMPANY
Certified Public Accountants, LLC
500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

Board of Directors
BALLPARK SECURITIES, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Ballpark Securities, LLC (the "Company"), a limited liability company, for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Ballpark Securities, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Ballpark Securities, LLC to achieve all the divisions of duties and cross-checks generally included in an internal control structure and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other than these specified parties.

Greenberg & Company LLC

GREENBERG & COMPANY, LLC

Springfield, New Jersey
February 21, 2003